DBX ETF Trust

345 Park Avenue

New York, New York 10154

July 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DBX ETF Trust (File Nos. 333-170122 and 811-22487): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), DBX ETF Trust (the “Registrant”) hereby respectfully requests the withdrawal of the post-effective amendments, as related to the Xtrackers FTSE All World ex US Quality at a Reasonable Price ETF (the “Fund”), listed below and filed to the Registrant’s Registration Statement on Form N-1A, pursuant to the 1933 Act and the Investment Company Act of 1940, as amended (each an “Amendment,” collectively the “Amendments”). Each Amendment, unless otherwise noted, relates solely to the Fund, a separate series of the Registrant.

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

Form Type		Date of Filing	Post-Effective Amendment No.	SEC Accession No.

485APOS	*	October 5, 2017	Post-Effective Amendment No. 387	0001193125-17-304370
485BXT	*	December 18, 2017	Post-Effective Amendment No. 396	0001193125-17-371437
485BXT	*	January 4, 2018	Post-Effective Amendment No. 398	0001193125-18-002631
485BXT	*	January 11, 2018	Post-Effective Amendment No. 399	0001193125-18-009105
485BPOS	*	January 19, 2018	Post-Effective Amendment No. 401	0001193125-18-014580
485BPOS	*	February 5, 2018	Post-Effective Amendment No. 403	0001193125-18-031718
485BXT	*	February 15, 2018	Post-Effective Amendment No. 406	0001193125-18-046806
485BXT	*	March 1, 2018	Post-Effective Amendment No. 407	0001193125-18-066559
485BXT	*	March 29, 2018	Post-Effective Amendment No. 409	0001193125-18-100914
485BXT	*	April 12, 2018	Post-Effective Amendment No. 411	0001193125-18-115179
485BXT	*	April 18, 2018	Post-Effective Amendment No. 412	0001193125-18-120515
485BXT	*	April 26, 2018	Post-Effective Amendment No. 413	0001193125-18-133918
485BXT	*	May 3, 2018	Post-Effective Amendment No. 414	0001193125-18-150630
485BXT	*	May 10, 2018	Post-Effective Amendment No. 415	0001193125-18-158675
485BXT	*	May 17, 2018	Post-Effective Amendment No. 416	0001193125-18-166205
485BXT	*	May 25, 2018	Post-Effective Amendment No. 418	0001193125-18-175195
485BPOS		June 1, 2018	Post-Effective Amendment No. 420	0001193125-18-180799
485BXT		June 28, 2018	Post-Effective Amendment No. 423	0001193125-18-207512
485BXT		July 26, 2018	Post-Effective Amendment No. 424	0001193125-18-227166
485BXT		August 23, 2018	Post-Effective Amendment No. 428	0001193125-18-255873
485BXT		September 20, 2018	Post-Effective Amendment No. 429	0001193125-18-278450

485BXT	October 18, 2018	Post-Effective Amendment No. 431	0001193125-18-301910
485BXT	November 15, 2018	Post-Effective Amendment No. 434	0001193125-18-327971
485BXT	December 13, 2018	Post-Effective Amendment No. 437	0001193125-18-348879
485BXT	January 10, 2019	Post-Effective Amendment No. 441	0001193125-19-006155
485BXT	February 7, 2019	Post-Effective Amendment No. 444	0001193125-19-030628
485BXT	March 7, 2019	Post-Effective Amendment No. 448	0000088053-19-000249
485BXT	April 4, 2019	Post-Effective Amendment No. 451	0000088053-19-000299
485BXT	May 2, 2019	Post-Effective Amendment No. 454	0000088053-19-000423
485BXT	May 30, 2019	Post-Effective Amendment No. 455	0000088053-19-000543
485BXT	June 27, 2019	Post-Effective Amendment No. 456	0000088053-19-000630

*This filing related to funds in addition to the Fund that is the subject of this letter.

The purpose of the 485APOS filing, filed on October 5, 2017 (Post-Effective Amendment No. 387) and 485BPOS filing, filed on January 19, 2018 (Post-Effective Amendment No. 401) was to introduce the Fund along with other funds as new series of the Registrant. The thirteen 485BXT filings, filed between December 18, 2017 and May 25, 2018 (Post-Effective Amendment Nos. referenced above), were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 387 and 401.

The purpose of 485BPOS filing, filed on June 1, 2018 (Post-Effective Amendment No. 420), was to introduce only the Fund as a new series of the Registrant. The fourteen 485BXT filings, filed between June 28, 2018 and June 27, 2019 (Post-Effective Amendment Nos. referenced above), were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 420. Post-Effective Amendment No. 420 currently is scheduled to become effective on July 26, 2019.

The Registrant is requesting the withdrawal of the Amendments pertaining to the Fund because it has decided to not proceed with the offering of shares of the Fund.

Post-Effective Amendment No. 420 has not yet become effective and no securities were sold in connection with the offering. Accordingly, the Registrant believes its request for withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions regarding this request, please do not hesitate to contact Jeremy Senderowicz at (212) 641 - 5669.

DBX ETF Trust

By: /s/Freddi Klassen

Name: Freddi Klassen

Title: President and Chief Executive Officer